SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 16, 2013	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:
In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2013 RESULTS

1Q13 Highlights (as compared to 4Q12):

•	Net Revenue Decreased 9.2% to US$148.3 Million from US$163.3 Million

•	Gross Profit Decreased to US$20.7 Million from US$25.8 Million

•	Gross Margin Declined to 13.9% from 15.8%

•	Net Earnings of US$0.42 Per Basic and US$0.41 Per Diluted Share Compared to US$0.26 Per Basic and US$0.25 Per Diluted Share

•	Generated US$17.3 Million of Free Cash Flow after US$20.0 Million of CapEx

•	Retained Balance of Cash and Cash Equivalents at US$310.4 Million

•	Total Debt Reduced to US$277.6 Million With Net Cash of US$32.8 Million

Hsinchu, Taiwan, May 16, 2013 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the first quarter ended March 31, 2013. All U.S. dollar figures in this release are based on the exchange rate of NT$29.81 against US$1.00 as of March 29, 2013.

Net revenue for the first quarter of 2013 was NT$4,420.7 million or US$148.3 million, an increase of 0.8% from NT$4,384.0 million or US$147.1 million for the same period in 2012 and a decrease of 9.2% from NT$4,867.4 million or US$163.3 million in the fourth quarter of 2012. The revenue decline in the quarter was less severe than implied by the Company’s guidance that revenue in the first quarter of 2013 would be lower by approximately 9% to 13%, as compared to the fourth quarter of 2012.

Net income for the first quarter of 2013 was NT$363.6 million or US$12.2 million, and NT$12.58 or US$0.42 per basic common share and NT$12.31 or US$0.41 per diluted common share, as compared to net loss for the first quarter of 2012 of NT$169.1 million or US$5.7 million, and NT$6.26 or US$0.21 per basic and diluted common share.

The unaudited consolidated financial results of ChipMOS for the first quarter ended March 31, 2013 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., ThaiLin Semiconductor Corp. (“ThaiLin”) and MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “First quarter revenue and gross margin came in at the high-end of prior guidance. We delivered a 64% improvement in net earnings per diluted share, and drove further balance sheet improvements. Results reflect the strength of our underlying business, and favorable customer and product mix, as we were able to improve our overall utilization rate to 75% and lessen the impact of typical seasonality related to Chinese New Year and normal customer demand patterns. Finally, shares of our subsidiary, ChipMOS Taiwan, commenced trading on Taiwan’s emerging stock board of Gre Tai Securities Market under stock code 8150 on April 19, 2013. We will continue to work towards satisfying the eligibility requirements for listing ChipMOS Taiwan onto the Taiwan Stock Exchange (“TSE”) in the second quarter of 2014.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We exited the first quarter with a strong balance of cash and cash equivalents at US$310.4 million, with free cash flow of US$17.3 million in Q1 2013 after CapEx of US$20.0 million in the quarter. This allowed us to further reduce our total debt by another US$35.6 million to US$277.6 million, which in turn improved our net debt to equity ratio to -8.1% as of March 31, 2013 from 0.1% in Q4 2012. We are encouraged by our return to a net positive cash balance and remain committed to sustaining this important level. Our overall blended utilization improved to 75% in the first quarter, as we continued to meet customer capacity demands, while focusing on our objective of regaining greater profitability. We are confident that we are winning by prudently adding the right capacity in support of specific customer programs, as we focus on mutually growing in higher margin segments with the greatest growth potential.”

Selected Operation Data
	1Q13		4Q12
Revenue by segment
Testing		25%		29%
Assembly		32%		31%
LCD Driver		24%		24%
Bumping		19%		16%

Utilization by segment
Testing		62%		68%
Assembly		81%		69%
LCD Driver		75%		81%
Bumping		83%		81%
Overall		75%		74%

CapEx	US$	20.0 million	US$	20.1 million
Testing		22%		23%
Assembly		27%		15%
LCD Driver		45%		21%
Bumping		6%		41%

Depreciation and amortization expenses	US$	30.7 million	US$	32.4 million

Condensed consolidated statements of cash flows	Period ended Mar. 31, 2013 US$ million	Period ended Mar. 31, 2012 US$ million
Net cash generated from (used in) operating activities	48.4	40.3
Net cash generated from (used in) investing activities	(20.9)	(15.1)
Net cash generated from (used in) financing activities	(34.8)	(16.1)
Effect of exchange rate changes on cash	5.1	(4.1)
Net increase (decrease) in cash and cash equivalents	(2.2)	5.0
Cash and cash equivalents at beginning of period	312.6	246.8
Cash and cash equivalents at end of period	310.4	251.8

According to the Rule No. 0990004943 issued by the Financial Supervisory Commission (“FSC”) on February 2, 2010, companies with shares listed on the Taiwan Stock Exchange or traded on the Gre Tai Securities Market or emerging stock board need to prepare their consolidated financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the International Financial Reporting Standards (“IFRSs”), International Accounting Standards, interpretations as well as related guidance translated by Accounting Research and Development Foundation and issued by the FSC for the year ending December 31, 2013. Therefore, the Company is following its listed subsidiary, ThaiLin, and will prepare its consolidated financial statements for the year ending December 31, 2013 in accordance with IFRSs. The unaudited financial information for this quarter is prepared in accordance with IFRSs. The comparative figures have been restated in accordance with IFRSs for better comparison.

Taiwan Listing Update

ChipMOS Bermuda sold an 0.8% interest in ChipMOS Taiwan, as the Company announced on April 18, 2013, following the subsidiary’s listing application on Taiwan’s emerging stock board of the Gre Tai Securities Market. The share sale was made to transfer shares to ChipMOS Taiwan’s listing underwriters, as required by the listing engagement and application, and to also allow ChipMOS Taiwan to provide equity incentive to its non-U.S. employees.

As part of ChipMOS Taiwan’s efforts in ensuring success in establishing its eligibility for listing on the TSE, ChipMOS Bermuda will be required to reduce its current ownership interest of 83.4% in ChipMOS Taiwan to 70% or less. The Company continues to work towards satisfying the eligibility requirements for listing ChipMOS Taiwan onto the TSE in the second quarter of 2014.

Second Quarter 2013 Outlook

The Company expects revenue for second quarter of 2013 to increase by approximately 10% to 14%, as compared to the first quarter of 2013. The Company expects gross margin on a consolidated basis to be in the range of approximately 14% to 18% for the second quarter of 2013. The Company anticipates depreciation and amortization expenses for the second quarter of 2013 to be approximately US$29 million. Operating expenses are expected to be approximately 6% to 7% of revenues in the second quarter of 2013. The Company expects CapEx spending to be approximately US$32 million in the second quarter of 2013, with CapEx spending for the full year 2013 to be approximately US$100 million. Common shares at the end of the second quarter of 2013 are expected to be approximately 29 million.

Mr. Cheng continued, “We expect a further improvement in demand across the board as we move through 2013 and remain confident in our outlook for the year. We continue to gain visibility as our customers become more certain in their operating plans for 2013.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed first quarter 2013 results on Thursday, May 16, 2013 at 8:00AM EDT (8:00PM, May 16, Taiwan time). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 412908.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2013, Dec. 31, 2012 and Mar. 31, 2012

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2012
	USD	USD	USD
Net Revenue	148.3	163.3	147.1
Cost of Revenue	127.6	137.5	138.7

Gross Profit	20.7	25.8	8.4

Other Income	3.8	0.7	1.0
Operating Expenses
Research and Development	4.1	4.1	4.4
Sales and Marketing	0.8	0.7	0.7
General and Administrative	4.7	5.4	5.4
Other Operating Expenses	0.1	0.2	1.0

Total Operating Expenses	9.7	10.4	11.5

Income (Loss) from Operations	14.8	16.1	(2.1)

Non-Operating Income (Expenses), Net	4.1	(5.4)	(6.1)

Income (Loss) before Income Tax	18.9	10.7	(8.2)

Income Tax Benefit (Expense)	(3.4)	(3.0)	0.3

Net Income (Loss)	15.5	7.7	(7.9)

Add: Net Loss (Income) Attributable to Non-controlling Interests	(3.3)	(0.5)	2.2

Net Income (Loss) Attributable to ChipMOS - Basic	12.2	7.2	(5.7)

Other Comprehensive Income (Loss)
Exchange Differences on Translating Foreign Operations	0.4	(0.0)	(0.4)

Total Other Comprehensive Income (Loss)	0.4	(0.0)	(0.4)

Total Comprehensive Income (Loss)	12.6	7.2	(6.1)

Earnings (Loss) Per Share Attributable to ChipMOS - Basic	0.42	0.26	(0.21)

Shares Outstanding (in thousands) - Basic	28,893	28,236	27,030

Net Income (Loss) Attributable to ChipMOS - Diluted	12.2	7.2	(5.7)

Earnings (Loss) Per Share Attributable to ChipMOS - Diluted	0.41	0.25	(0.21)

Shares Outstanding (in thousands) - Diluted	29,542	28,977	27,030

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.81 against US$1.00 as of Mar. 29, 2013. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2013, Dec. 31, 2012 and Mar. 31, 2012

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2012
	NTD	NTD	NTD
Net Revenue	4,420.7	4,867.4	4,384.0
Cost of Revenue	3,804.9	4,098.2	4,134.7

Gross Profit	615.8	769.2	249.3

Other Income	114.6	22.3	30.0
Operating Expenses
Research and Development	123.7	123.0	132.6
Sales and Marketing	22.5	21.1	20.5
General and Administrative	141.4	161.1	161.5
Other Operating Expenses	1.4	6.2	29.7

Total Operating Expenses	289.0	311.4	344.3

Income (Loss) from Operations	441.4	480.1	(65.0)

Non-Operating Income (Expenses), Net	121.3	(162.2)	(180.7)

Income (Loss) before Income Tax	562.7	317.9	(245.7)

Income Tax Benefit (Expense)	(101.5)	(87.4)	10.3

Net Income (Loss)	461.2	230.5	(235.4)

Add: Net Loss (Income) Attributable to Non-controlling Interests	(97.6)	(15.6)	66.3

Net Income (Loss) Attributable to ChipMOS - Basic	363.6	214.9	(169.1)

Other Comprehensive Income (Loss)
Exchange Differences on Translating Foreign Operations	12.0	(0.2)	(11.0)

Total Other Comprehensive Income (Loss)	12.0	(0.2)	(11.0)

Total Comprehensive Income (Loss)	375.6	214.7	(180.1)

Earnings (Loss) Per Share Attributable to ChipMOS - Basic	12.58	7.61	(6.26)

Shares Outstanding (in thousands) - Basic	28,893	28,236	27,030

Net Income (Loss) Attributable to ChipMOS - Diluted	363.6	214.9	(169.1)

Earnings (Loss) Per Share Attributable to ChipMOS - Diluted	12.31	7.42	(6.26)

Shares Outstanding (in thousands) - Diluted	29,542	28,977	27,030

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Mar. 31, 2013, Dec. 31, 2012 and Mar. 31, 2012

Figures in Million of U.S. dollars (USD) (1)

	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2012
	USD	USD	USD
ASSETS
Non-Current Assets
Long-Term Investments	0.4	0.4	1.3
Property, Plant & Equipment-Net	407.9	418.5	454.8
Other Non-Current Assets	20.9	23.8	29.3

Total Non-Current Assets	429.2	442.7	485.4

Current Assets
Cash and Cash Equivalents	310.4	312.6	251.8
Accounts and Notes Receivable	131.3	138.2	121.6
Inventories	58.2	56.6	55.0
Other Current Assets	14.4	15.5	12.3

Total Current Assets	514.3	522.9	440.7

Total Assets	943.5	965.6	926.1

EQUITY AND LIABILITIES
EQUITY
Shareholders’ Equity
Issued Capital	1.3	1.3	1.3
Capital Surplus	386.5	386.0	509.5
Retained Earnings (Accumulated Losses)	23.2	11.0	(137.2)
Treasury Stock	(21.3)	(21.3)	(31.0)
Other Equity	14.4	14.0	14.2

Total Shareholders’ Equity Attributable to ChipMOS	404.1	391.0	356.8

Noncontrolling Interests	138.7	134.6	130.9

Total Equity	542.8	525.6	487.7

LIABILITIES
Non-Current Liabilities
Long-Term Loans	186.6	226.1	248.1
Other Non-Current Liabilities	16.0	15.8	12.6

Total Non-Current Liabilities	202.6	241.9	260.7

Current Liabilities
Short-Term Loans	12.6	12.3	13.1
Accounts Payable and Payables to Contractors and Equipment Suppliers	46.4	46.1	54.5
Current Portion of Long-Term Debts	78.4	74.8	46.8
Other Current Liabilities	60.7	64.9	63.3

Total Current Liabilities	198.1	198.1	177.7

Total Liabilities	400.7	440.0	438.4

Total Liabilities & Equity	943.5	965.6	926.1

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.81 against US$1.00 as of Mar. 29, 2013. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Mar. 31, 2013, Dec. 31, 2012 and Mar. 31, 2012

Figures in Million of U.S. dollars (NTD)

	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2012
	NTD	NTD	NTD
ASSETS
Non-Current Assets
Long-Term Investments	11.6	11.6	39.1
Property, Plant & Equipment-Net	12,159.4	12,475.3	13,557.7
Other Non-Current Assets	622.6	710.2	871.2

Total Non-Current Assets	12,793.6	13,197.1	14,468.0

Current Assets
Cash and Cash Equivalents	9,255.2	9,319.0	7,506.3
Accounts and Notes Receivable	3,913.6	4,120.1	3,624.6
Inventories	1,734.5	1,687.9	1,638.9
Other Current Assets	429.2	459.3	367.9

Total Current Assets	15,332.5	15,586.3	13,137.7

Total Assets	28,126.1	28,783.4	27,605.7

EQUITY AND LIABILITIES
EQUITY
Shareholders’ Equity
Issued Capital	39.0	39.0	39.5
Capital Surplus	11,520.8	11,506.4	15,189.8
Retained Earnings (Accumulated Losses)	692.1	328.5	(4,089.7)
Treasury Stock	(635.8)	(635.7)	(924.8)
Other Equity	428.9	416.9	422.9

Total Shareholders’ Equity Attributable to ChipMOS	12,045.0	11,655.1	10,637.7

Noncontrolling Interests	4,135.0	4,011.9	3,901.2

Total Equity	16,180.0	15,667.0	14,538.9

LIABILITIES
Non-Current Liabilities
Long-Term Loans	5,563.1	6,739.9	7,395.4
Other Non-Current Liabilities	476.0	472.5	374.7

Total Non-Current Liabilities	6,039.1	7,212.4	7,770.1

Current Liabilities
Short-Term Loans	375.4	366.5	389.8
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,384.8	1,374.7	1,623.2
Current Portion of Long-Term Debts	2,336.5	2,227.8	1,395.5
Other Current Liabilities	1,810.3	1,935.0	1,888.2

Total Current Liabilities	5,907.0	5,904.0	5,296.7

Total Liabilities	11,946.1	13,116.4	13,066.8

Total Liabilities & Equity	28,126.1	28,783.4	27,605.7